Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three month and nine month periods ended September 30, 2012 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as at October 24, 2012 focuses on the unaudited Interim Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Corporation’s 2011 Annual Report, Annual Information Form, the unaudited September 30, 2012 Interim Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 11 of this report.

SELECT FINANCIAL AND OPERATING INFORMATION

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2012	2011	% Change	2012	2011	% Change
Revenue	$484,761	$492,944	(1.7)	$1,506,793	$1,363,619	10.5
EBITDA(1)	151,000	186,248	(18.9)	493,766	465,225	6.1
Net earnings	39,357	83,468	(52.8)	168,699	165,431	2.0
Cash provided by operations	61,183	20,281	201.7	498,969	313,915	59.0
Funds provided by operations(1)	146,124	73,182	99.7	456,236	336,285	35.7
Capital spending:
Expansion capital expenditures	177,783	136,591	30.2	473,131	234,107	102.1
Upgrade capital expenditures	23,166	45,619	(49.2)	107,388	93,733	14.6
Maintenance and infrastructure capital expenditures	37,701	37,466	0.6	100,888	70,530	43.0
Proceeds on sale	(5,011)	(4,610)	8.7	(13,820)	(8,694)	59.0
Net capital spending	233,639	215,066	8.6	667,587	389,676	71.3
Business acquisitions (net of cash acquired)	-	59,709	(100.0)	25	92,886	(100.0)
Net earnings - per share:
Basic	0.14	0.30	(53.3)	0.61	0.60	1.7
Diluted	0.14	0.29	(51.7)	0.59	0.57	3.5

Contract drilling rig fleet	363	366	(0.8)	363	366	(0.8)
Drilling rig utilization days:
Canada	7,735	10,505	(26.4)	24,110	27,246	(11.5)
United States	8,305	9,716	(14.5)	26,583	28,053	(5.2)
International	736	177	315.8	1,319	530	148.9
Service rig fleet	213	220	(3.2)	213	220	(3.2)
Service rig operating hours(2)	72,766	86,146	(15.5)	217,368	229,301	(5.2)
(1)	See “ADDITIONAL GAAP MEASURES”.
(2)	Prior year comparatives have changed to include United States based service rig activity.

Precision Drilling Corporation | 1

FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)	September 30, 2012	December 31, 2011
Working capital	$323,653	$610,429
Long-term debt(1)	$1,206,425	$1,239,616
Total long-term financial liabilities	$1,232,220	$1,267,040
Total assets	$4,506,689	$4,427,874
Long-term debt to long-term debt plus equity ratio(1)	0.34	0.37
(1)	Net of unamortized debt issue costs.

Revenue for the third quarter of 2012 was $485 million compared to $493 million for the same period of 2012.  Precision reported net earnings of $39 million or $0.14 per diluted share for the three months ended September 30, 2012 compared to net earnings of $83 million or $0.29 per diluted share for the third quarter of 2011.  In the quarter Precision recognized an after tax foreign exchange loss that reduced net earnings by $4 million and net earnings per diluted share by $0.01 compared to the prior year when an after tax foreign exchange gain was recognized that increased net earnings by $25 million and net earnings per diluted share by $0.09.

Revenue in the third quarter of 2012 was $8 million lower than the prior year period.  The decrease was mainly due to a year-over-year decrease in drilling utilization days in both Canada and the United States partially offset by higher drilling rig revenue per day in both Canada and the United States.  In addition, Precision experienced a four-fold increase in international drilling rig activity with an average of eight rigs working during the quarter compared with two in the prior year period.  Revenue in Precision's Contract Drilling Services segment decreased by 1% while revenue decreased 7% in the Completion and Production Services segment in the third quarter of 2012 compared to the prior year.

Earnings before income taxes, other items and depreciation and amortization (“EBITDA”) were $151 million for the third quarter of 2012 compared to $186 million for the third quarter of 2011 (see “Additional GAAP Measures” in this report).

EBITDA margin (EBITDA as a percentage of revenue) was 31% for the third quarter of 2012 compared to 38% for the same period in 2011.   The decrease in EBITDA margin for the quarter was primarily attributable to lower equipment utilization and higher costs offset partially by higher average dayrates in both Canada and the United States.  Higher operating costs in the quarter were the result of crew labour costs and increased maintenance costs in the United States and start-up costs internationally.  Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.

In the Contract Drilling Services segment, average drilling rig revenue per day increased by US$2,090 to US$23,110 in Precision’s United States operations and by $2,484 to $20,099 in the Canadian operations in the third quarter of 2012 over the comparable quarter in 2011.  Average revenue per day in the third quarter of 2012 decreased over the second quarter by US$35 and $550 in the United States and Canadian operations, respectively.  Declines in spot market pricing is the primary reason for the rate decreases from the second quarter in both the United States and Canada, while revenue from winter related operations in the second quarter also contributed to the decrease in Canada.

2 | Management's Discussion and Analysis

For the nine months ended September 30, 2012, Precision reported net earnings of $169 million or $0.59 per diluted share compared to net earnings of $165 million or $0.57 per diluted share for the same period of 2011.  Revenue for the first nine months of 2012 was $1,507 million compared to $1,364 million for the corresponding period of 2011.  EBITDA totalled $494 million for the first nine months of 2012 compared to $465 million in the corresponding period of 2011.   The year-over-year increase in revenue resulted from higher pricing in the Contract Drilling Services and Completion and Production Services segments, along with growth in Precision’s international contract drilling and directional drilling businesses partially offset by lower drilling activity levels in Canada and the United States.  Average drilling rig revenue per utilization day was up 16% in Canada and up 9% in the United States for the first nine months of the year when compared with the same period in 2011 while activity, as measured by drilling utilization days, decreased 12% in Canada and 5% in the United States.

Precision signed long-term contracts for two specialized new build service rigs to work for two separate customers in heavy oil operations in Canada.

Precision is increasing its 2012 capital expenditure plan from $875 million to $921 million.  This increase is primarily due to expenditures associated with additional rig upgrade contracts and the two new service rig contracts.

In the Contract Drilling Services segment, Precision currently owns 365 contract drilling rigs, including 203 in Canada, 154 in the United States and eight rigs in international locations and has the capacity to run concurrently 90 directional drilling jobs.  Precision’s Completion and Production Services segment includes 190 service rigs, 19 snubbing units, four coil tubing units, 107 wastewater treatment units, 67 drilling and base camps and a broad mix of rental equipment.

During the quarter, an average of 84 drilling rigs worked in Canada, 90 worked in the United States and eight worked internationally totalling an average of 182 rigs.  This compares with an average of 222 rigs in the third quarter a year ago.

Oil prices were higher and natural gas prices were lower during the third quarter of 2012 compared with the year ago period.  For the third quarter of 2012, West Texas Intermediate crude oil averaged US$92.26 per barrel, 3% higher when compared to US$89.59 per barrel in the same period in 2011.  AECO natural gas spot prices averaged $2.28 per MMBtu, 38% lower than the third quarter 2011 average of $3.66 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$2.88 per MMBtu in the third quarter of 2012, a decrease of 30% over the third quarter 2011 average of US$4.12 per MMBtu.

Summary for the three months ended September 30, 2012:

• Operating earnings were $74 million and 15% of revenue, compared to $122 million and 25% of revenue in the third quarter of 2011. Operating earnings were negatively impacted by higher depreciation costs associated with new depreciation policies on Tier 3 rigs and newer equipment in our Contract Drilling and Completion and Production Services segments, the decrease in activity in Precision’s United States and Canadian drilling operations, start-up costs internationally and higher labour and maintenance costs in the United States operations.  In general, activity in Canada was down from the prior year due to unusually wet weather in the western Canada sedimentary basin continuing into July as well as spending restraint exhibited by our customers.

• General and administrative expenses were $33 million, an increase of $9 million from the third quarter of 2011, due to incremental costs associated with growth in international and directional drilling activity along with additional costs associated with incentive compensation tied to the price of Precision’s common shares.

• Finance charges were $22 million, a decrease of $12 million from the third quarter of 2011 due to interest expense associated with Canadian income tax settlements in the prior year of $15 million partially offset by an increase in the average long-term debt balance.

• Capital expenditures for the purchase of property, plant and equipment were $239 million in the third quarter, an increase of $19 million over the same period in 2011.  Capital spending for the third quarter of 2012 included $178 million for expansion capital, $23 million for upgrade capital and $38 million for the maintenance of existing assets and infrastructure.

Precision Drilling Corporation | 3

• Average revenue per utilization day for contract drilling rigs increased in the third quarter of 2012 to US$23,110 from the prior year third quarter of US$21,020 in the United States and increased in Canada to $20,099 in the third quarter of 2012 from $17,615 for the prior year period. The increase in revenue rates for the third quarter in Precision reflects the higher percentage of utilization days realized from Tier 1 rigs relative to total days and the pass through of increased labour costs.  In the United States, for the third quarter of 2012, 73% of Precision’s working rigs were working under term contracts compared to 79% in the 2011 comparative period.  Turnkey revenue for the third quarter of 2012 was US$10 million compared with US$7 million in 2011.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $734 in the third quarter of 2012 compared to $683 in the third quarter of 2011.

• Average operating costs per utilization day for drilling rigs increased in the third quarter of 2012 to US$14,816 from the prior year period of US$12,467 in the United States and increased in Canada to $9,828 in the third quarter of 2012 from $8,922. The cost increase in the United States was primarily due to crew labour cost increases and higher repair and maintenance costs.  The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2011.   Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs in Canada increased to $519 in the third quarter of 2012 as compared to $484 in the third quarter of 2011, primarily due to a labour rate increase and higher fuel costs.  Typically labour rate increases are recovered in dayrate increases.

• Precision realized revenue from directional services of $33 million in the third quarter of 2012 compared with $21 million in the prior year period.

• Funds provided by operations in the third quarter of 2012 were $146 million, an increase of $73 million from the prior year quarter of $73 million.

Summary for the nine months ended September 30, 2012:

• Revenue for the first nine months of 2012 was $1,507 million, an increase of 10% from the 2011 period.

• Operating earnings were $276 million, a decrease of $9 million or 3% from 2011.  Operating earnings were 18% of revenue in 2012 compared to 21% in 2011.

• General and administrative costs were $97 million, an increase of $7 million over the first nine months of 2011 primarily due to incremental costs associated with the growth in international and directional drilling activity partially offset by a decrease in incentive compensation costs tied to the performance of Precision’s common shares.

• Finance charges were $65 million, a decrease of $27 million from the first nine months of 2011 due to the 2011 charge of $27 million for the make-whole premium from refinancing a previously outstanding debt and interest expense associated with Canadian income tax settlements offset by higher interest costs from an increased average long-term debt balance.

•  Funds provided by operations in the first nine months of 2012 were $456 million, an increase of $120 million from the prior year comparative period of $336 million.

• Capital expenditures for the purchase of property, plant and equipment were $681 million in the first nine months of 2012, an increase of $283 million over the same period in 2011.  Capital spending for 2012 to date included $473 million for expansion capital, $107 million for upgrade capital and $101 million for the maintenance of existing assets and infrastructure.

4 | Management's Discussion and Analysis

OUTLOOK

Precision has a strong portfolio of long‐term customer contracts that provides a base level of activity and revenue.  Precision has an average of 119 rigs committed under term contracts for the fourth quarter of 2012, an average of 100 rigs contracted for the first quarter of 2013 and 91 for the second quarter of 2013. In Canada, term contracted rigs normally generate 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States and international they usually generate 365 utilization days per rig year in most regions.

Capital expenditures are expected to be approximately $921 million for 2012, of which $681 million has been expended during the first nine months of 2012.  The expected 2012 total includes $139 million for sustaining and infrastructure expenditures and is based upon currently anticipated activity levels for 2012. Additionally, $631 million is slated for expansion capital and includes the cost to complete the drilling rigs from the 2011 new build rig program and the new build rigs for 2012. The total capital expenditures also include an estimated $151 million to upgrade approximately 14 rigs in 2012 and the purchase of long-lead items. These long-lead time items include top drives, masts and engines, that can be used for North American or international new build rig opportunities and rig tier upgrades. Precision expects that the $921 million will be split $802 million for the Contract Drilling segment and $119 million for the Completion and Production Services segment.  An additional $90 million of committed expansion capital, upgrades in progress and long-lead commitments are expected to carry forward to 2013.

Demand remains solid for existing Tier 1 Super Series rigs for both Canada and the United States, however, customers’ interest in contracting new build Super Series rigs has softened.  Precision believes it will have opportunities to contract additional new build and upgraded rigs in late 2012 and during 2013, although the pace of contract awards is likely to be significantly slower than the pace during 2011.  According to industry sources, as at October 19, 2012, the United States active land drilling rig count was down 9% from the prior year period while the Canadian drilling rig count had decreased about 29%.

Natural gas production in the United States has moderated, but remains strong despite reduced drilling activity. United States natural gas storage levels as at October 12, 2012 are 7% above the five‐year average and 5% above storage levels of a year ago. This strongly influences Canadian activity since Canada has historically exported a significant portion of its natural gas production to the United States. The increase in oil and liquids rich natural gas drilling in areas like the Permian Basin, Bakken and Eagle Ford has been strong and the United States oil rig count as at October 19, 2012 is 30% higher than it was a year ago. On average, Precision has more equipment working in oil related plays than at any time in its history with approximately 84% of Precision’s active rig count drilling for oil targets.

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have remained at low levels. To date, customer changes in natural gas drilling plans are reflected in a decline in the rig count targeting dry gas plays. If low natural gas prices continue, Precision and the North American drilling industry can expect continued weak demand for natural gas drilling. However, the budgets of many of our customers are driven in part by cash flow from existing hydrocarbon production, which would be positively influenced by higher gas prices.

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SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments; the Contract Drilling Services segment includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment includes the service rig, snubbing, coiled tubing, rental, camp and catering and wastewater treatment divisions.

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2012	2011	% Change	2012	2011	% Change
Revenue:
Contract Drilling Services	$409,889	$413,131	(0.8)	$1,273,136	$1,137,640	11.9
Completion and Production Services	77,506	83,153	(6.8)	240,854	234,960	2.5
Inter-segment eliminations	(2,634)	(3,340)	(21.1)	(7,197)	(8,981)	(19.9)
	$484,761	$492,944	(1.7)	$1,506,793	$1,363,619	10.5

EBITDA:(1)
Contract Drilling Services	$146,080	$171,950	(15.0)	$477,112	$448,669	6.3
Completion and Production Services	23,143	28,010	(17.4)	71,332	70,694	0.9
Corporate and other	(18,223)	(13,712)	32.9	(54,678)	(54,138)	1.0
	$151,000	$186,248	(18.9)	$493,766	$465,225	6.1
 (1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended September 30,					Nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)		2012		2011	% Change		2012		2011	% Change
Revenue		$409,889		$413,131	(0.8)		$1,273,136		$1,137,640	11.9
Expenses:
Operating		252,556		233,957	7.9		765,749		665,035	15.1
General and administrative		11,253		7,224	55.8		30,275		23,936	26.5
EBITDA (1)		146,080		171,950	(15.0)		477,112		448,669	6.3
Depreciation		67,659		56,158	20.5		193,666		156,631	23.6
Operating earnings(1)		$78,421		$115,792	(32.3)		$283,446		$292,038	(2.9)
Operating earnings as a percentage of revenue		19.1%		28.0%			22.3%		25.7%
Drilling rig revenue per utilization day in Canada		$20,099		$17,615	14.1		$20,699		$17,840	16.0
Drilling rig revenue per utilization day in the United States(2)	US$	23,110	US$	21,020	9.9	US$	23,162	US$	21,302	8.7
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts.

	Three months ended September 30,
Canadian onshore drilling statistics:(1)	2012		2011
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	202	825	205	810
Drilling rig operating days (spud to release)	6,957	30,220	9,487	40,763
Drilling rig operating day utilization	38%	40%	51%	55%
Number of wells drilled	948	3,607	1,005	3,601
Average days per well	7.3	8.4	9.4	11.3
Number of metres drilled (000s)	1,491	5,853	1,594	6,787
Average metres per well	1,573	1,623	1,586	1,885
Average metres per day	214	194	168	167

6 |  Management's Discussion and Analysis

	Nine months ended September 30,
Canadian onshore drilling statistics:(1)	2012		2011
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	202	825	205	810
Drilling rig operating days (spud to release)	21,579	93,470	24,393	104,108
Drilling rig operating day utilization	41%	42%	44%	48%
Number of wells drilled	2,223	7,940	2,492	8,634
Average days per well	9.7	11.8	9.8	12.1
Number of metres drilled (000s)	3,798	15,013	3,936	16,052
Average metres per well	1,708	1,891	1,579	1,859
Average metres per day	176	161	161	154
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2012		2011
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	104	1,947	100	1,695
June 30	97	1,924	102	1,803
September 30	90	1,855	106	1,915
Year to date average	97	1,909	103	1,805
(1) United States lower 48 land operations only.
(2) Baker Hughes rig counts.

Contract Drilling Services segment revenue for the third quarter of 2012 decreased by 1% to $410 million and EBITDA decreased by 15% to $146 million compared to the same period in 2011. The decrease in revenue was due to lower activity for both Canada and the United States partially offset by higher average rates per day in Canada and the United States, increased activity internationally and higher directional drilling revenues.  The decrease in EBITDA was the result of lower activity in Canada and the United States, start-up costs internationally, and lower margin in the United States as a result of increased crew labour and maintenance costs.

Activity in North America was centered on oil and liquids rich natural gas related drilling activity.  In the third quarter, drilling rig revenue per utilization day over the prior year was up 14% in Canada and 10% in the United States as a result of increased rates for rigs working on well-to-well contracts and new build rigs.

Drilling rig utilization days in Canada (drilling days plus move days) during the third quarter of 2012 were 7,735, a decrease of 26% compared to 10,505 in 2011 due to lower industry activity with low natural gas prices and uncertainty in global markets with West Texas Intermediate crude oil prices dipping below $80 per barrel in late June.   Drilling rig utilization days for Precision in the United States were 15% lower than the same quarter of 2011 due to a continued reduction in natural gas targeted drilling.  On average, Precision had eight rigs working internationally as the Saudi Arabia based business ramped up and Precision had mobilized three additional rigs into Mexico during the second quarter of 2012.

Contract Drilling Services segment operating costs were 62% of revenue for the quarter which is five percentage points higher than the prior year period. Higher operating costs in the quarter were the result of start-up costs internationally and increased maintenance costs in the United States.  In addition, crew wage increases in Canada and the United States in the fourth quarter of 2011 contributed to the year-over-year increase.

Quarterly depreciation in the Contract Drilling Services segment increased 20% from the prior year.  As discussed in Management’s Discussion and Analysis for the year ended December 31, 2011, Precision changed its depreciation policy on certain Tier 3 rigs from the unit of production method to straight-line over four years resulting in approximately $6 million in additional depreciation in the quarter.    Additional increases in depreciation are the result of a greater proportion operating days from our Tier 1 drilling rigs in 2012 relative to 2011 and depreciation from the growth in directional drilling and international contract drilling.  With the exception of certain Tier 3 equipment and directional drilling equipment, contract drilling operations use the unit of production method of calculating depreciation.

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SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2012	2011	% Change	2012	2011	% Change
Revenue	$77,506	$83,153	(6.8)	$240,854	$234,960	2.5
Expenses:
Operating	50,474	51,750	(2.5)	157,943	153,212	3.1
General and administrative	3,889	3,393	14.6	11,579	11,054	4.7
EBITDA(1)	23,143	28,010	(17.4)	71,332	70,694	0.9
Depreciation	7,640	6,676	14.4	21,775	18,830	15.6
Operating earnings(1)	$15,503	$21,334	(27.3)	$49,557	$51,864	(4.4)

Operating earnings as a percentage of revenue	20.0%	25.7%		20.6%	22.1%

Well servicing statistics:
Number of service rigs (end of period)	213	220	(3.2)	213	220	(3.2)
Service rig operating hours(2)	72,766	86,146	(15.5)	217,368	229,301	(5.2)
Service rig operating hour utilization(2)	37%	43%		37%	38%
Service rig revenue per operating hour(2)	$734	$683	7.5	$745	$672	10.9
(1)	See “ADDITIONAL GAAP MEASURES”.
(2)	Prior year comparatives have changed to include United States based service rig activity.

Completion and Production Services segment revenue for the third quarter decreased by 7% from the third quarter of 2011 to $78 million and EBITDA decreased by 17% to $23 million.  The decrease in revenue and EBITDA is attributed to a decrease in activity partially offset by increased service rig rates.

Well servicing and snubbing activity decreased 16% from the prior year period, with the fleet generating 72,766 operating hours in the third quarter of 2012 compared with 86,146 hours in the prior year quarter for utilization of 37% and 43%, respectively.  The decrease was a result of lower service rig activity compared to the previous year which had a very active quarter with customers performing well completion and production work on a backlog of oil wells from a prolonged spring break-up.   Approximately 98% of the third quarter service rig activity was oil related.  New well completions were 57% lower than the prior year quarter and accounted for 8% of service rig operating hours in the third quarter compared to 15% in the same quarter in 2011.   Precision's rental division benefitted from new equipment additions in the quarter, but utilization for some equipment decreased in conjunction with lower industry drilling and completion activity.

Average service rig revenue increased $51 per operating hour to $734 from the prior year period due to rig mix and increased labour and operating costs passed through to customers.

Operating costs as a percentage of revenue in the third quarter of 2012 was 65%, compared to 62% in the same period of 2011. Operating costs per service rig hour increased over the comparable period in 2011 primarily due to higher wages and fuel prices.

Depreciation in the Completion and Production Services segment in the third quarter of 2012 was 14% higher than the prior year due to the addition of new assets to the service rig, camp and rental equipment fleet.  The well servicing division uses the unit of production method of calculating depreciation while the other operating divisions within the Completion and Production Services segment use the straight-line method.

8 |  Management's Discussion and Analysis

SEGMENT REVIEW OF CORPORATE AND OTHER

Precision views its corporate segment as support functions that provide assistance to more than one segment. The Corporate and other segment had an EBITDA loss of $18 million for the third quarter of 2012, $5 million more than the prior year comparative period primarily due to increased costs associated with share based performance incentive plans.

OTHER ITEMS

Net financial charges for the quarter were $22 million, a decrease of $12 million from the third quarter of 2011 due to interest expense associated with Canadian income tax settlements in the prior year of $15 million partially offset by an increase in the average long-term debt balance.

The Corporation had a foreign exchange loss of $5 million during the third quarter of 2012 due to the weakening of the U.S. dollar versus the Canadian dollar and the impact thereof on the net U.S. dollar denominated monetary position in the Canadian dollar based companies.

Precision’s effective tax rate on earnings before income taxes for the nine months ended September 30, 2012 was 18%.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Operating within a variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new build rig programs require two to five year term contracts in order to mitigate capital recovery risk.

During the quarter Precision amended its senior secured revolver (“Secured Facility”) with a syndicate of lenders.  The amendment increases the amount available under the Secured Facility to US$850 million from US$550 million and extends the maturity date from November 17, 2015 to November 17, 2017.  Precision also increased its operating facilities to $80 million from $40 million in the quarter.

Liquidity remains sufficient as Precision had a cash balance of $227 million and the US$850 million Secured Facility remains undrawn except for US$27 million in outstanding letters of credit as at September 30, 2012.  In addition to the Secured Facility, Precision has available $80 million in operating facilities which remain undrawn except for $21 million in outstanding letters of credit as at September 30, 2012.

As at September 30, 2012, the Corporation was in compliance with the covenants under the Secured Facility and expects to remain in compliance with such covenants and have complete access to credit lines during the remainder of 2012 and for 2013.

The current blended cash interest cost of Precision’s debt is approximately 6.6%.

Precision has designated its U.S. dollar denominated long-term debt as a hedge of its investment in its United States operations.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.

Precision Drilling Corporation | 9

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2011	2012
Quarters ended	December 31	March 31	June 30	September 30
Revenue	$587,408	$640,066	$381,966	$484,761
EBITDA(1)	229,839	245,574	97,192	151,000
Net earnings:	28,046	111,081	18,261	39,357
Per basic share	0.10	0.40	0.07	0.14
Per diluted share	0.10	0.39	0.06	0.14
Funds provided by operations(1)	256,103	247,739	62,373	146,124
Cash provided by operations	218,857	162,440	275,346	61,183

	2010	2011
Quarters ended	December 31	March 31	June 30	September 30
Revenue	$435,537	$525,350	$345,325	$492,944
EBITDA(1)	144,518	186,411	92,566	186,248
Net earnings (loss):	(250)	65,560	16,403	83,468
Per basic share	-	0.24	0.06	0.30
Per diluted share	-	0.23	0.06	0.29
Funds provided by operations(1)	133,903	192,337	70,766	73,182
Cash provided by operations	75,064	117,322	176,312	20,281
(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

Precision uses certain additional GAAP measures that are not defined terms under IFRS to assess performance and believes these measures provide useful supplemental information to investors.  The following are the measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings (loss), EBITDA, as derived from information reported in the Interim Consolidated Statements of Earnings, is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed or how depreciation and amortization charges affect results.

Operating Earnings
Management believes that in addition to net earnings (loss), operating earnings as reported in the Interim Consolidated Statements of Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

Funds Provided by Operations
Management believes that in addition to cash provided by operations, funds provided by operations, as reported in the Interim Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Precision’s principal business activities prior to consideration of working capital, which is primarily made up of highly liquid balances.

10 |  Management's Discussion and Analysis